Exhibit 6.13

CLOUDASTRUCTURE, INC.

SECURITIES SURRENDER AGREEMENT

This Agreement is made as of October 13, 2022 between Cloudastructure, Inc. (the “Company”) and S. Richard Bentley (“Holder”).

The Company granted a loan to Holder on December 3, 2021 in the aggregate principal amount of $373,158.84 (the “Existing Founder Loan”) pursuant to a secured full-recourse promissory note (the “Existing Note”). Holder agrees to surrender to the Company of 1,142,871 shares of Class B Common Stock of the Company (the “Surrendered Shares”) held by Holder (the “Surrender”). The Company agrees to cancel the Existing Founder Loan under the Existing Note in exchange for the Surrender. The Company acknowledges and confirms that, upon the Surrender, the security interests granted under that certain Security Agreement between the Company and Holder dated as of December 3, 2021 will terminate and all rights to the shares pledged under the Security Agreement will revert to Holder.

Holder shall deliver to the Company any and all certificates or other documents evidencing the Surrendered Shares (or an affidavit of loss for any missing such certificate or other document). Upon such delivery, the Company shall cancel the Existing Founder Loan and release the shares pledged under the Existing Founder Loan to Holder.

Holder hereby represents, warrants and agrees that:

(a)                Holder is the sole record and beneficial owner of the Surrendered Shares and has the sole right and authority to transfer the Surrendered Shares to the Company. The Surrendered Shares are not subject to any lien, encumbrance or claim of any sort, nor any restriction on transfer. Upon the Surrender, the Company will obtain good and marketable title to the Surrendered Shares.

(b)                Holder has all requisite power and authority to enter into this Agreement and consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Holder and constitutes the valid and binding obligation of Holder enforceable in accordance with its terms. No consent, waiver or approval of any governmental entity or any third party, is required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(c)                Holder has entered into this Agreement based on its own knowledge, investigation and analysis and/or that of its advisors. Holder understands that the Company’s plans for the future, if successful, may result in the Company’s capital stock becoming significantly more valuable, and that the future value of the Surrendered Shares could far exceed the amount of the Existing Founder Loan. Holder acknowledges and understands that the Company may pursue various acquisitions and liquidity events. Nevertheless, Holder is surrendering the Surrendered Shares to the Company of its own free will, with the full understanding of such potential acquisitions and liquidity events.

(d)                Holder, as a shareholder of the Company, has had access to, and the opportunity to review, the information and records of the Company for the purposes of conducting its own independent review and analysis of the Company’s business, prospects and financial condition. Holder has had an opportunity to discuss the Company’s business, operations and financial affairs with management. Holder further acknowledges that it has received all information that it has deemed necessary or appropriate to enable it to evaluate its decision to surrender the Surrendered Shares to the Company.

(e)                Holder is relying solely upon its own tax, legal and other advisors and not on any statements or representations of the Company, its agents or advisers, both with respect to the consequences of this transaction and the condition and prospects of the Company. Neither the Company nor any of its employees or agents has made any representation to Holder about the advisability of this decision or the potential future value of the Surrendered Shares. Holder agrees that neither the Company nor any of its employee or agent is under any obligation to disclose to Holder any information or opinion they may have about the potential future value of the Company’s capital stock, even if such information is material.

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Holder agrees to take such additional actions and execute such additional documents as may be necessary or appropriate to consummate the transactions contemplated by this Agreement, including the execution and delivery of any additional instruments necessary to complete the Surrender and the vesting of title to the Surrendered Shares in the Company, and otherwise to assist and cooperate the Company in accomplishing the foregoing.

This Agreement is governed by California laws, and any litigation pertaining to this Agreement shall be exclusively adjudicated in federal or state courts located in California. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties. This Agreement may not be modified, amended or supplemented, except upon the execution and delivery of a written agreement executed by both the Company and Holder. Holder shall bear its own expenses with respect to this Agreement. In the event any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without such provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party. This Agreement sets forth the entire understanding as the parties and supersedes any prior oral or written agreements and understandings with respect to the subject matter hereof. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties, and all of which together shall constitute one instrument.

IN WITNESS WHEREOF, this Agreement is hereby executed as of the date first above written.

“HOLDER”

/s/ Rick Bentley
(signature)

S. Richard Bentley
(print name)

“THE COMPANY”

CLOUDASTRUCTURE, INC.

/s/ Greg Smitherman
Name: Greg Smitherman
Title: CFO

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EXHIBIT A

Surrendered Shares

Number of Shares	Description
1,142,871	Class B Common Stock

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